Exhibit 99.1

Baozun Announces Third Quarter 2023 Unaudited Financial Results

SHANGHAI, China, November 22, 2023 - Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, stated, “I am pleased that Baozun Group is collectively demonstrating significant progress in our transformation efforts. Despite macro headwinds, we grew revenue 5% year-over-year, and achieved significant year-over-year improvement in operating cash flow. BBM is executing well on its transformation of GAP Shanghai, accomplishing a wide array of successes, including new products, new store openings, and increased brand marketing and visibility. These “premium-ization of GAP” efforts ensure the success of shifting from a discount-driven approach to one that focuses on building consumer love for our brand and products. During the quarter, we successfully launched our new Retail Operating Platform for Gap Shanghai, establishing a solid foundation for Gap’s continuous digital transformation.”

“We are also excited to announce a contemplated 51% equity acquisition of Hangzhou Location Information Technology Co., Ltd. ("Location"), a top-tier Douyin partner specializing in Apparel and Accessories. Location was one of the first movers in the Douyin ecosystem, and a pioneer in the livestreaming space. We’re thrilled about the synergistic blend of our market leadership in creative content, compelling portfolio of brand partners and profound e-commerce operating experiences with Location’s exceptional skills and insights in daily livestreaming. This synergy solidifies our leadership in the Douyin ecosystem and expands on our success in other major brand e-commerce platforms, representing another important milestone in our strategic transformation.” Mr. Qiu concluded.

Mr. Arthur Yu, Chief Financial Officer of Baozun and President of BEC, commented, “Despite a weaker economic environment and stronger seasonality, we are making notable progress in our business transformation. This marks the first third quarter since our IPO that Baozun achieved positive operating cash flow, largely driven by business optimization, cost reduction, and improved working capital efficiency. Additionally, we continue to make progress in developing our omni-channel network, achieving double-digit GMV growth from both the Tencent mini-program and Douyin ecosystems during the quarter. Now, with the strategic alliance with Location, we believe we are even stronger in the dynamic e-commerce environment, further enhancing our value proposition to our brand partners.”

Third Quarter 2023 Financial Highlights

•	Total net revenues were RMB1,823.6 million (US$[1]250.0 million), representing an increase of 4.7% compared with RMB1,741.3 million in the same quarter of last year.

•	Loss from operations was RMB135.7 million (US$18.6 million), compared with RMB26.3 million in the same quarter of last year. Operating margin was negative 7.4%, compared with negative 1.5% for the same period of 2022.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

•	Non-GAAP loss from operations[2] was RMB90.4 million (US$12.4 million), compared with non-GAAP income from operations RMB16.9 million in the same quarter of last year. Non-GAAP operating margin was negative 5.0%, compared with positive 1.0% for the same period of 2022.

•	Adjusted operating loss of E-Commerce[3] was RMB40.3 million (US$5.5 million).

•	Adjusted operating loss of Brand Management[3] was RMB50.1 million (US$6.9 million).

•	Net loss attributable to ordinary shareholders of Baozun was RMB126.4 million (US$17.3 million), compared with RMB168.9 million for the same period of 2022.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun[4] was RMB76.4 million (US$10.5 million), compared withRMB13.1 million for the same period of 2022.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[5]”) were both RMB2.12 (US$0.29), compared with both RMB2.88 for the same period of 2022.

•	Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS[6] were both RMB1.28 (US$0.18), compared with both RMB0.22 for the same period of 2022.

•	Cash and cash equivalents, restricted cash, and short-term investments totaled RMB2,930.7 million (US$401.7 million), as of September 30, 2023, compared with RMB3,141.1 million as of December 31, 2022.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits/losses are included in the Segments data of Segment Information.

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and acquisition-related expenses.

3 Following the acquisition of Gap Shanghai, the Group updated its operating segment structure resulting in two segments, which were (i) E-Commerce; (ii) Brand Management, for more information, please refer to Supplemental Information.

4 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss.

5 Each ADS represents three Class A ordinary shares.

6 Basic and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating basic and diluted net income (loss) per ordinary share multiplied by three, respectively.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing. During the quarter, revenue from store operations of Apparel and Accessories delivered year-over-year growth driven by solid industry momentum and incremental value-added services penetration.

Omni-channel expansion remains a key theme for our brand partners. Gross Merchandise Volume (GMV)7 generated from non-TMALL marketplaces and channels accounted for approximately 40.2% of total GMV during the quarter, compared with 31.1% for the same period of 2022. By the end of the third quarter, approximately 45.0% of our brand partners engaged with us for store operations of at least two channels, compared with 42.4% a year ago.

Baozun Brand Management, or “BBM”

BBM engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment. We aim to leverage our portfolio of technologies to forge longer and deeper relationships with brands.

In the third quarter of 2023, BBM continued to focus on transforming Gap Shanghai – from a discount-driven approach to one that focuses on building consumer love for our brand and products. During the quarter, product sales for BBM totaled RMB296.3 million. Gross profit margin of product sales for BBM in the third quarter of 2023 was 55.5%, further improved from previous quarters.

Third Quarter 2023 Financial Results

Total net revenues were RMB1,823.6 million (US$250.0 million), an increase of 4.7% from RMB1,741.3 million in the same quarter of last year. The increase in total net revenues was mainly due to the incremental revenue contribution from BBM, a new line of business the Company launched in the first quarter of 2023.

Total product sales revenue was RMB707.9 million (US$97.0 million), compared with RMB497.1 million in the same quarter of last year, of which,

•	Product sales revenue of E-Commerce was RMB411.6 million (US$56.4 million), a decrease of 17.2 % from RMB497.1 million in the same quarter of last year. The decrease was primarily attributable to the macro-economic weakness, along with stronger seasonality in e-commerce industry this year, as well as the Company’s optimization of its product distribution model.

7 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories 8 for the periods indicated:

	For the three months ended September 30,
	2022		2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	212.2	13%	179.5	24.6	11%	-15%
Beauty and cosmetics	76.2	4%	76.3	10.5	4%	0%
Fast moving consumer goods	66.1	4%	31.7	4.3	2%	-52%
Electronics	50.5	3%	25.8	3.5	1%	-49%
Others	92.1	5%	98.3	13.5	5%	7%
Total net revenues from product sales of E-Commerce	497.1	29%	411.6	56.4	23%	-17%

•	Product sales revenue of Brand Management was RMB296.3 million (US$40.6 million), which mainly comprised retail revenue from Gap Shanghai business, including both offline store sales and online sales.

Services revenue was RMB1,115.8 million (US$152.9 million), a decrease of 10.3% from RMB1,244.2 million in the same quarter of last year. The decrease was primarily due to revenue reduction of RMB65.7 million from warehousing and fulfillment due to lower volume of warehousing business and the disposal of a loss-making subsidiary during the third quarter of 2022, and a reduction of RMB44.3 million from Digital marketing and IT solutions, due to fewer performance-marketing initiatives during the quarter, partially offset by increasing revenue from value-added content driven marketing and revenue streams from IT monetization.

The following table sets forth a breakdown of services revenue by business models for the periods indicated:

	For the three months ended September 30,
	2022		2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Services revenue
Online store operations	347.9	20%	340.7	46.7	19%	-2%
Warehousing and fulfillment	492.4	28%	431.7	59.1	23%	-12%
Digital marketing and IT solutions	403.9	23%	362.7	49.7	20%	-10%
Inter-segment eliminations[9]	-	-	(19.3)	(2.6)	-1%	n/a
Total net revenues from services	1,244.2	71%	1,115.8	152.9	61%	-10%

8 Key categories refer to the categories that accounted for no less than 10% of product sales revenues during the periods indicated.

9 The inter-segment eliminations mainly consist of revenues from online store operations, digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

Breakdown of total net revenues of online store operations of services by key categories 10 of services for the periods indicated:

	For the three months ended September 30,
	2022		2023
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change

	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	231.9	13%	248.4	34.0	14%	7%
- Luxury	92.9	5%	86.3	11.8	5%	-7%
- Sportswear	80.4	5%	101.3	13.9	6%	26%
- Other apparel	58.6	3%	60.8	8.3	3%	4%
Others	116.0	7%	92.3	12.7	5%	-20%
Inter-segment eliminations[11]	-	-	(11.2)	(1.5)	-1%	n/a
Total net revenues from online store operations in services	347.9	20%	329.5	45.2	18%	-5%

Total operating expenses were RMB1,959.4 million (US$268.6 million), compared with RMB1,767.5 million in the same quarter of last year. The increase in operating expense is mainly attributing to the acquisition of Gap Shanghai. Besides operating expense from GAP Shanghai, the remaining operating expenses decreased by RMB137.9 million, representing a 7.8% decrease compared with the same quarter of last year.

•	Cost of products was RMB491.2 million (US$67.3 million), compared with RMB414.8 million in the same quarter of last year. The increase was primarily due to the incremental cost of product of RMB130.5 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

•	Fulfillment expenses were RMB513.0 million (US$70.3 million), compared with RMB575.9 million in the same quarter of last year. The decrease was primarily due to a decrease in revenue from warehouse and logistics business and a reduction of RMB27.7 million in freight expenses resulting from the Company’s divesture of a subsidiary of its warehouse and supply chain businesses in the third quarter of 2022 and additional savings in customer services expenses resulting from the Company’s expanding use of regional service centers.

•	Sales and marketing expenses were RMB637.5 million (US$87.4 million), compared with RMB602.4 million in the same quarter of last year. The increase was mainly due to the incremental sales and marketing expenses of RMB81.7 million related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023.

10 Key categories refer to the categories that accounted for no less than 10% of services revenue during the periods indicated.

11 The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

•	Technology and content expenses were RMB120.4 million (US$16.5 million), compared with RMB98.3 million in the same quarter of last year. The increase was mainly due to the Company’s ongoing investment in technological innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

•	General and administrative expenses were RMB214.5 million (US$29.4 million), compared with RMB97.7 million in the same quarter of last year. The increase was primarily due to an incremental expense of RMB110.2 million related to Brand Management, including the expenses related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, as well as strategic investments expenses in Creative Content to Commerce business unit and brand management.

Loss from operations was RMB 135.7 million (US$18.6 million), compared with RMB26.3 million in the same quarter of last year. Operating margin was negative 7.4%, compared with negative 1.5% in the same quarter of last year.

Non-GAAP loss from operations was RMB90.4 million (US$12.4 million), compared with non-GAAP income from operations RMB16.9 million in the same quarter of last year. The decrease was mainly due to the loss generated from Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023, which has been significantly narrowed on a comparable basis, along with lower profitability in BEC businesses due to weak macro conditions and stronger seasonality.

Adjusted operating loss of E-Commerce was RMB40.3 million (US$5.5 million), compared with adjusted operating profit of RMB16.9 million in the same quarter of last year. Adjusted operating loss of Brand Management was RMB50.1 million (US$6.9 million).

Unrealized investment loss was RMB7.8 million (US$1.1 million), compared with RMB8.2 million in the same quarter of last year. The unrealized investment loss of this quarter was mainly related to the decrease in the trading price of Lanvin Group, a company successfully listed on the New York Stock Exchange in December 2022 that the Company invested in June 2021.

Net loss attributable to ordinary shareholders of Baozun was RMB126.4 million (US$17.3 million), compared with RMB168.9 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB2.12 (US$0.29), compared with both RMB2.88 for the same period of 2022.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB76.4 million (US$10.5 million), compared with RMB13.1 million in the same quarter of last year.

Basic and diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS were both RMB1.28 (US$0.18), compared with both RMB0.22 for the same period of 2022.

Segment Information

(a)	Description of segments

Following the acquisition of Gap Shanghai, the Group updated its operating segments structure resulting in two segments, which were (i) E-Commerce and (ii) Brand Management;

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).
a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.
b>	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended September 30, 2022 and 2023, with prior periods’ segment information retrospectively recast to conform to current period presentation:

	For the three months ended September 30,
	2022	2023
	RMB	RMB
Net revenues:
E-Commerce	1,741,272	1,543,276
Brand Management	-	299,645
Inter-segment eliminations *	-	(19,279)
Total consolidated net revenues	1,741,272	1,823,642

**Adjusted Operating Profits (Losses):
E-Commerce	16,913	(40,300)
Brand Management	-	(50,091)
Total Adjusted Operating Profits	16,913	(90,391)
Inter-segment eliminations *	-	-
Unallocated expenses:
Share-based compensation expenses	(33,829)	(29,415)
Amortization of intangible assets resulting from business acquisition	(9,340)	(7,911)
Acquisition-related expenses	-	(7,995)
Total other income (expenses)	(126,197)	4,198
Loss before income tax	(152,453)	(131,514)

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition.

Supplemental Information

Baozun Signs Term Sheet to Acquire 51% Equity Interest of Location

Baozun has signed a Key Term Confirmation Letter ("Term Sheet") with Hangzhou Location Information Technology Co., Ltd. ("Location") and other relevant parties regarding its equity investment in Location in November 2023. Baozun plans to acquire 51% of Location's equity through capital increase and equity transfer.

Except for the provisions regarding period of validity, exclusivity, confidentiality, governing law and dispute resolution in the Term Sheet, the terms and conditions of the proposed transaction agreed in the Term Sheet are not legally binding on any party. If the proposed transaction is completed, the rights and obligations of all parties shall be governed by the contents of the definitive transaction documents.

Conference Call

The Company will host a conference call to discuss the earnings at 6:30 a.m. Eastern Time on Wednesday, November 22, 2023 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	6234438

A replay of the conference call may be accessible through November 29, 2023 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	3958715

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and acquisition-related expenses. The Company defines non-GAAP operating margin as non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net margin as non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations.

Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves more than 400 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines - Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,144,020	2,157,961	295,773
Restricted cash	101,704	54,068	7,411
Short-term investments	895,425	718,655	98,500
Accounts receivable, net	2,292,678	1,664,731	228,170
Inventories	942,997	1,130,888	155,001
Advances to suppliers	372,612	411,863	56,451
Prepayments and other current assets	554,415	592,472	81,207
Amounts due from related parties	93,270	71,726	9,831
Total current assets	7,397,121	6,802,364	932,344

Non-current assets
Investments in equity investees	269,693	299,383	41,034
Property and equipment, net	694,446	854,152	117,071
Intangible assets, net	310,724	307,791	42,186
Land use right, net	39,490	38,721	5,307
Operating lease right-of-use assets	847,047	1,087,413	149,042
Goodwill	336,326	346,914	47,549
Other non-current assets	65,114	57,732	7,913
Deferred tax assets	162,509	205,204	28,126
Total non-current assets	2,725,349	3,197,310	438,228

Total assets	10,122,470	9,999,674	1,370,572

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	1,016,071	976,310	133,814
Accounts payable	474,732	536,228	73,496
Notes payable	487,837	320,000	43,860
Income tax payables	46,828	20,779	2,848
Accrued expenses and other current liabilities	1,025,540	1,036,029	142,004
Derivative liabilities	364,758	-	-
Amounts due to related parties	30,434	28,876	3,958
Current operating lease liabilities	235,445	299,541	41,056
Total current liabilities	3,681,645	3,217,763	441,036

Non-current liabilities
Deferred tax liabilities	28,082	26,682	3,657
Long-term operating lease liabilities	673,955	851,382	116,692
Other non-current liabilities	62,450	57,644	7,901
Total non-current liabilities	764,487	935,708	128,250

Total liabilities	4,446,132	4,153,471	569,286

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
Redeemable non-controlling interests	1,438,082	1,560,795	213,924

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 165,629,464 shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively)	116	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively)	8	8	1
Additional paid-in capital	5,129,103	4,544,489	622,874
Treasury shares	(832,578)	-	-
Accumulated deficit	(228,165)	(458,173)	(62,800)
Accumulated other comprehensive income	15,678	56,034	7,680

Total Baozun Inc. shareholders' equity	4,084,162	4,142,451	567,768

Non-controlling interests	154,094	142,957	19,594

Total Shareholders’ equity	4,238,256	4,285,408	587,362

Total liabilities, redeemable non-controlling interests and Shareholders’ equity	10,122,470	9,999,674	1,370,572

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended September 30,
	2022	2023
	RMB	RMB	US$
Net revenues
Product sales(1)	497,098	707,855	97,020
Services	1,244,174	1,115,787	152,931
Total net revenues	1,741,272	1,823,642	249,951

Operating expenses (2)
Cost of products	(414,776)	(491,160)	(67,319)
Fulfillment(3)	(575,875)	(512,997)	(70,312)
Sales and marketing (3)	(602,438)	(637,488)	(87,375)
Technology and content(3)	(98,301)	(120,382)	(16,500)
General and administrative(3)	(97,684)	(214,487)	(29,398)
Other operating income, net	21,546	17,160	2,352
Total operating expenses	(1,767,528)	(1,959,354)	(268,552)
Loss from operations	(26,256)	(135,712)	(18,601)
Other income (expenses)
Interest income	8,485	24,466	3,352
Interest expense	(9,724)	(11,190)	(1,534)
Unrealized investment loss	(8,219)	(7,805)	(1,070)
Impairment loss of investments	(8,400)	-	-
Loss on disposal of subsidiaries and investment in equity investee	(99,521)	-	-
Exchange loss	(8,818)	(1,273)	(174)
Loss before income tax	(152,453)	(131,514)	(18,027)
Income tax expense (4)	(4,259)	(1,946)	(267)
Share of income (loss) in equity method investment, net of tax of nil	(269)	3,861	529
Net loss	(156,981)	(129,599)	(17,765)
Net (income) loss attributable to noncontrolling interests	(2,382)	7,900	1,083
Net income attributable to redeemable noncontrolling interests	(9,495)	(4,734)	(649)
Net loss attributable to ordinary shareholders of Baozun Inc.	(168,858)	(126,433)	(17,331)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.96)	(0.71)	(0.10)
Diluted	(0.96)	(0.71)	(0.10)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(2.88)	(2.12)	(0.29)
Diluted	(2.88)	(2.12)	(0.29)
Weighted average shares used in calculating net loss per ordinary share
Basic	176,164,018	178,755,231	178,755,231
Diluted	176,164,018	178,755,231	178,755,231

Net loss	(156,981)	(129,599)	(17,765)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	83,606	8,630	1,183
Comprehensive loss	(73,375)	(120,969)	(16,582)

(1)	Including product sales from E-Commerce and Brand Management of RMB411.6 million and RMB296.3 million for the three months period ended September 30, 2023, respectively, compared with product sales from e-Commerce of RMB497.1 million for the three months period ended September 30, 2022.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended September 30,
	2022	2023
	RMB	RMB	US$
Fulfillment	2,820	1,846	253
Sales and marketing	14,643	10,394	1,425
Technology and content	5,233	3,448	473
General and administrative	11,133	13,727	1,881
	33,829	29,415	4,032

(3) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB9.3 million and RMB7.9 million for the three months period ended September 30, 2022 and 2023, respectively.

(4) Including income tax benefits of RMB1.8 million and RMB1.5 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended September 30, 2022 and 2023, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended September 30,
	2022	2023
	RMB	RMB	US$
Loss from operations	(26,256)	(135,712)	(18,601)
Add: Share-based compensation expenses	33,829	29,415	4,032
Amortization of intangible assets resulting from business acquisition	9,340	7,911	1,084
Acquisition-related expenses	-	7,995	1,096
Non-GAAP income (loss) from operations	16,913	(90,391)	(12,389)

Net loss	(156,981)	(129,599)	(17,765)
Add: Share-based compensation expenses	33,829	29,415	4,032
Amortization of intangible assets resulting from business acquisition	9,340	7,911	1,084
Acquisition-related expenses	-	7,995	1,096
Unrealized investment loss	8,219	7,805	1,070
Impairment loss of investments	8,400	-	-
Loss on disposal of subsidiaries and investment in equity investee	99,521	-	-
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,838)	(1,507)	(207)
Non-GAAP net income (loss)	490	(77,980)	(10,690)

Net loss attributable to ordinary shareholders of Baozun Inc.	(168,858)	(126,433)	(17,331)
Add: Share-based compensation expenses	33,829	29,415	4,032
Amortization of intangible assets resulting from business acquisition	7,139	5,991	821
Acquisition-related expenses	-	7,995	1,096
Unrealized investment loss	8,219	7,805	1,070
Impairment loss of investments	8,400	-	-
Loss on disposal of subsidiaries and investment in equity investee	99,521	-	-
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(1,396)	(1,127)	(155)
Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(13,146)	(76,354)	(10,467)

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(0.22)	(1.28)	(0.18)
Diluted	(0.22)	(1.28)	(0.18)
Weighted average shares used in calculating net loss per ordinary share
Basic	176,164,018	178,755,231	178,755,231
Diluted	176,164,018	178,755,231	178,755,231